U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Change of Auditor

Scully Royalty Ltd. (the "Company") is furnishing this current report on Form 6-K to report that BDO LLP (the "Former Auditors") resigned as the Company's auditor effective December 21, 2020 at the request of the Company and that the Company has appointed Smythe LLP (the "Successor Auditors") as successor auditor of the Company effective December 21, 2020 and for the fiscal year ending December 31, 2020.

1.	the resignation of the Former Auditors and the appointment of the Successor Auditors have been considered and approved by the Company's audit committee and board of directors;

2.	the Former Auditors' reports on any of the Company's consolidated financial statements for the fiscal years ended December 31, 2019 or 2018 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles;

3.	during the Company's fiscal years ended December 31, 2019 and 2018 and through the subsequent interim period on or prior to the resignation of the Former Auditors, there were no disagreements between the Company and the Former Auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Former Auditors, would have caused it to make reference to the subject matter of the disagreement in connection with its report;

4.	during the Company's fiscal years ended December 31, 2019 and 2018 and through the subsequent interim period on or prior to the resignation of the Former Auditors no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred except that, in connection with the Company's consolidated financial statements as of and for the year ended December 31, 2019, the Company and the Former Auditor identified a material weakness in the Company's internal control over financial reporting related to: (i) a lack of a sufficient number of personnel with an appropriate level of knowledge and experience in the application of IFRS 10, Consolidated Financial Statements; and (ii) policies and procedures with respect to the review, supervision and monitoring of the Company's accounting and reporting functions were either not designed and in place or not operating effectively to identify this application, as disclosed in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the "SEC") on May 11, 2020. The Company's audit committee and board of directors discussed such matters with the Former Auditors, and the Company authorized the Former Auditors to respond fully to inquiries of the Successor Auditors concerning such matters.

The Company provided the Former Auditors with a copy of this Form 6-K and requested that the Former Auditors provide the Company with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the Former Auditors' letter is furnished as Exhibit 99.1 to this Form 6-K.

During the Company's most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditors, neither the Company nor anyone on its behalf has consulted with the Successor Auditors on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2020 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

Report for the Six Months Ended June 30, 2020

(December 22, 2020)

All references in this document to "$" and "dollars" are to Canadian dollars, all references to "US$" are to United States dollars and all references to "Euro" or "€" are to the European Union Euro, unless otherwise indicated.

Unless the context otherwise indicates, references herein to "we", "us", "our", the "Company" or "SRL" are to Scully Royalty Ltd. and its consolidated subsidiaries. Unless otherwise indicated, references herein to numbers of our common shares of US$0.001 par value each, referred to as the "Common Shares".

The following report and the discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2020 should be read in conjunction with our unaudited interim financial statements and notes thereto for the six months ended June 30, 2020 and the annual audited financial statements and notes thereto of SRL for the year ended December 31, 2019 filed with the United States Securities and Exchange Commission (the "SEC") and applicable Canadian securities regulators. Our financial statements for such periods have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Disclaimer for Forward-Looking Information

Certain statements in this document are forward-looking statements or forward-looking information, within the meaning of applicable securities laws, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, anticipated future gains and recoveries, our strategy to reduce trade receivables and inventories, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates and our ability to expand our business. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of this report and in SRL's annual report on Form 20-F for the year ended December 31, 2019. Such forward-looking statements should therefore be construed in light of such factors. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dear Fellow Shareholders:

We are pleased to present the financial results of Scully Royalty Ltd. for the first half of 2020.

Overview of Financial Position & Results:

(Canadian dollars in thousands, except ratio and per share amounts)	June 30, 2020	December 31, 2019
Cash	74,769	78,274
Securities, current	17,557	14,174
Total current assets	125,346	108,495
Total current liabilities	24,134	19,889
Working capital	101,212	88,606
Current ratio	5.19	5.46
Total assets	511,498	503,349
Total long-term debt(1)	37,245	35,418
Total liabilities	144,609	141,335
Shareholders' equity	359,120	353,612
Net book value per share	28.60	28.17

	1H 2020	1H 2019
Revenue	30,219	66,498
Costs of sales and services	15,450	73,141
Selling, general and administrative expenses	10,320	11,784
Finance costs	1,000	380
Income (loss) before taxes	2,401	(16,383)
Net loss(3)	(1,068)	(16,406)

Notes:

(1)	Long-term debt includes bonds payable and does not include: (a) a non-interest bearing loan payable of $5.2 million as at June 30, 2020 and $4.8 million as at December 31, 2019; and (b) long-term lease liabilities of $0.7 million as at June 30, 2020 and $0.8 million as at December 31, 2019.
(2)	Net book value per share is calculated as shareholders' equity divided by the number of our common shares outstanding at the end of such period.
(3)	Attributable to our shareholders.

Iron Ore Royalty

In the first half of 2020, the owner of the Scully iron ore mine continued to ramp up production volume at the mine. As a result, our royalty segment revenue was $11.7 million in in the first six months of 2020.

Change of Auditors

We are pleased to announce the appointment of Smythe LLP as the Company's new independent auditors. Smythe LLP is a chartered professional accounting firm based in British Columbia, Canada, with over 200 staff and partners and more than 35 years of history. Smythe LLP is part of Allinial Global, an association of legally independent accounting and consulting firms with connections in 13 countries around the world.

The Company's former auditors, BDO LLP, resigned and there were no unresolved disagreements between the Company and BDO LLP, on any matter of accounting principles, over the previous two years.

Letter to Shareholders

(i)

Stakeholder Communications

Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders. Further:

-	stakeholders are encouraged to read this entire half-year report, which includes our unaudited financial statements and management's discussion and analysis, for the six months ended June 30, 2020, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this report to our North American toll free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Respectfully Submitted,

Michael J. Smith

Chairman, President and Chief Executive Officer

Letter to Shareholders

(ii)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nature of Business

We are an international merchant bank that provides financial services. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including natural resources and medical supplies and services.

We also hold an interest in a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055.  Pursuant to this sub-lease, we hold a 7.0% net revenues royalty interest on iron ore shipped from the mine and a 4.2% net revenues royalty interest on iron ore shipped from tailings and other disposed materials. The new operator of the mine commenced mining operations in 2019. Under the terms of the sub-lease, we are entitled to quarterly minimum royalty payments of $3.25 million per year, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Business Segments

We previously divided our business into two operating segments, being Merchant Banking and All Other. In 2019, we changed this reporting structure to more accurately reflect how management views our various businesses. As a result, we have three separate and independently managed operating subgroups under our corporate umbrella and our operating results are currently categorized into the following operating segments: (i) Royalty, which includes our interest in an iron ore mine; (ii) Industrial, which includes multiple projects in resources and services; (iii) Merchant Banking, which comprises regulated merchant banking; and (iv) All Other, which encompasses our corporate and other investments and business interests.

Corresponding information for the comparative years have been restated to conform with the current year's presentation and changes to reportable segments.

Royalty

We derive revenue from a mining sub-lease upon which the Scully iron ore mine is situated in Newfoundland and Labrador, Canada. The sub-lease commenced in 1956 and expires in 2055. Pursuant to this sub-lease, we hold a net revenues royalty interest on iron ore shipped from the mine. The new operator of the mine commenced mining operations in 2019. Under the terms of the sub-lease, we are entitled to minimum royalty payments of $3.25 million per year, payable on a quarterly basis, which quarterly payments may be credited towards earned royalties relating to the same calendar year.

On August 30, 2019 the operator of the mine announced that it had made its first seaborne vessel shipment of iron ore concentrate produced at the Scully iron ore mine.

Industrial

Our Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia.

We make proprietary investments as part of our overall activities in the segment and we seek to realize gains on such investments over time. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized, often as a result of financial or other distress affecting them. These investments can take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. These activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

We hold various production and processing assets, including a hydro-electric power plant and hydrocarbon production and processing assets.

Merchant Banking

Our Merchant Banking segment consists of a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking with a focus on Europe and South America.

We also own Merkanti Bank Limited, referred to as the "Bank", a bank subsidiary which is licenced in Europe. The Bank does not engage in general retail or commercial banking, but provides specialty banking services, focused on merchant banking, to our customers, suppliers and group members. In addition, we hold an interest in certain industrial real estate in Europe.

All Other

Our All Other segment encompasses our corporate and other investments, as well as the overhead expenses of the parent company. Our All Other segment includes our corporate and operating segments whose quantitative amounts do not exceed 10% of any of our reported revenue, net income or total assets.

Discussion of Operations

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2020 and 2019 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

General

We are an international merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and participate in industries including manufacturing, natural resources and medical supplies and services.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking such as investment banks, along with other capital sources such as hedge funds, private equity firms and insurance companies on a global basis.

Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

Business Environment

Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally, including the availability of capital, the availability of credit and the level of market and commodity price volatility. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking as well as other capital sources such as hedge funds and private equity firms and other companies engaged in similar activities in Europe, Asia and globally.

We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro. As at June 30, 2020, the Canadian dollar was weaker by 4.7% against the Euro from the end of 2019. We recognized a net $6.9 million currency translation adjustment gain under accumulated other comprehensive income within equity in the six months ended June 30, 2020, compared to a net $10.0 million currency translation adjustment loss in the comparative period of 2019. In addition, we recognized net losses of $1.0 million on exchange differences on foreign currency transactions in our consolidated statement of operations in the six months ended June 30, 2020, compared to net gains of $2.4 million in the comparative period of 2019.

Results of Operations

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

The following table sets forth our selected operating results and other financial information for each of the periods indicated:

	Six Months Ended June 30,
	2020	2019(1)
	(In thousands, except per share amounts)
Revenue	$30,219	$66,498
Costs of sales and services	15,450 (2)	73,141 (3)
Selling, general and administrative expenses	10,320	11,784
Finance costs	1,000	380
Exchange differences on foreign currency transactions, net loss (gain)	1,048	(2,424)
Net loss(4)	(1,068)	(16,406)
Loss per share:
Basic	(0.09)	(1.31)
Diluted	(0.09)	(1.31)

Notes:

(1)	Certain comparative amounts in prior period have been reclassified to conform with the current period's presentation.
(2)	Includes recognition of a net reversal of credit losses of $3.1 million.
(3)	Includes credit losses of $12.5 million.
(4)	Attributable to our shareholders.

The following table provides a breakdown of revenue for each of periods indicated:

	Six Months Ended
	June 30,
	2020	2019
	(In thousands)
Merchant banking products and services	$19,306	$60,328
Interest	255	704
Gain on securities, net	1,832	117
Other, including medical and real estate sectors	8,826	5,349
Revenue	$30,219	$66,498

The following is a breakdown of our revenue by segment for each of the periods indicated:

	Six Months Ended
	June 30,
	2020	2019
	(In thousands)
Revenue:
Royalty	$11,679	$-
Industrial	8,508	63,291
Merchant Banking	10,032	3,185
All Other	-	22
	$30,219	$66,498

In the first half of 2020, 27% of our revenue was from Europe, 64% was from the Americas and 9% was from Asia and other regions.

In the first half of 2020, our proportionate revenue by product was 59% from iron ore royalties, 18% from hydrocarbons and 23% from other.

Based upon the average exchange rates for the first half of 2020, the Canadian dollar strengthened by approximately 0.2% in value against the Euro compared to the same period of 2019.

Revenue for the first half of 2020 decreased to $30.2 million from $66.5 million in the same period of 2019 as a result of the disposition of metal product lines in the second half of 2019.

Revenue for our Royalty segment for the first half of 2020 increased to $11.7 million from $nil in the same period of 2019 primarily as a result of the commencement of operations at the Scully iron ore mine by the new operator.

Revenue for our Industrial segment for the first half of 2020 decreased to $8.5 million from $63.3 million in the same period of 2019 primarily as a result of the disposition of metal product lines in the second half of 2019.

Revenue for our Merchant Banking segment for the first half of 2020 increased to $10.0 million from $3.2 million in the same period of 2019 primarily as a result of additional merchant banking activities and the sale of an investment property.

Revenue for our All Other segment was $nil for the first half of 2020 and $22,000 in the same period of 2019.

Costs of sales and services decreased to $15.5 million during the first half of 2020 from $73.1 million for the same period in 2019 primarily as a result of the disposition of metal product lines in the second half of 2019.

The following is a breakdown of our costs of sales and services for each of the periods indicated:

	Six Months Ended
	June 30,
	2020	2019(1)
	(In thousands)
Merchant banking products and services	$11,564	$60,874
(Reversal of) credit losses, net	(3,102)	12,531
Market value increase on commodity inventories	-	(44)
Gain on derivative contracts, net	-	(437)
Write-down of inventories	-	1,776
Gain on subsidiaries	(88)	(1,773)
Fair value loss on a loan payable measured at FVTPL	227	245
Other, including medical and real estate sectors	6,849	(31)
Total costs of sales and services	$15,450	$73,141

Note:

(1)	Certain comparative amounts in prior period have been reclassified to conform with the current period's presentation.

In the first half of 2020 we recognized a net gain on dispositions of subsidiaries of $0.1 million, compared to $1.8 million in the first half of 2019, which consisted of the reclassification of exchange differences and the difference between the book value of such net assets (or net liabilities) and the consideration received.

Amortization, depreciation and depletion was $5.8 million in the first half of 2020, compared to $3.3 million in the comparable period of 2019, mainly due to higher depletion related to our iron ore royalty interest.

We recognized a write-down of inventories of $nil in the first half 2020, compared to $1.8 million in the first half of 2019 in connection with the realizable price of finished goods at a former subsidiary being less than its production cost. We also recognized $6.8 million of other costs relating to medical and real estate sectors in the first half of 2020, compared to a net gain of $31,000, which included revaluation gains of $3.1 million on real estate held for sale and investment property, in the same period of 2019.

Selling, general and administrative expenses decreased to $10.3 million in the first half of 2020 from $11.8 million in the same period of 2019.

In the first half of 2020, we recognized a net reversal of credit losses of $3.1 million primarily resulting from the reversal of a credit loss of $3.2 million, which was initially recognised in 2019 as a result of the calling of certain guarantees, compared to a recognition of credit losses of $12.5 million in the same period of 2019. In the first half of 2020, finance costs increased to $1.0 million from $0.4 million in the same period of 2019 primarily as a result of the issuance of public bonds listed on the Malta Stock exchange in the second half of 2019.

In the first half of 2020, we recognized a net foreign currency transaction loss of $1.0 million, compared to a net gain of $2.4 million in the same period of 2019, in our consolidated statement of operations. The foreign currency transaction gain or loss represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.

We recognized an income tax expense (other than resource revenue taxes) of $1.3 million in the first half of 2020, compared to an income tax recovery of $58,000 in the same period of 2019. Our income tax paid in cash, excluding resource property revenue taxes, during the first half of 2020 was $0.1 million, compared to $0.2 million in the same period of 2019. We also recognized resource property revenue tax expense of $2.1 million in the first half of 2020 and $nil in the same period of 2019.

Overall, we recognized an income tax expense of $3.4 million (income tax expense of $1.3 million and resource property revenue expense of $2.1 million) in the first half of 2020, compared to income tax recovery of $58,000 (income tax recovery of $58,000 and resource property revenue taxes of $nil) in the same period of 2019.

In the first half of 2020, our net loss attributable to shareholders was $1.1 million, or $0.09 per share on a basic and diluted basis, compared to $16.4 million, or $1.31 per share on a basic and diluted basis, in the same quarter of 2019.

Liquidity and Capital Resources

General

Liquidity is of importance to our business as insufficient liquidity often results in underperformance.

Our objectives when managing capital are:

•	to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders;

•	to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and

•	to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders' equity. Net debt is calculated as total debt less cash. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2020	2019
	(In thousands, except ratio amounts)
Total debt(1)	$37,245	$35,418
Less: cash	(74,769)	(78,274)
Net debt	Not applicable	Not applicable
Shareholders' equity	359,120	353,612
Net debt-to-equity ratio	Not applicable	Not applicable

Note:

(1)	Long-term debt includes bonds payable and does not include: (a) a non-interest bearing loan payable of $5.2 million as at June 30, 2020 and $4.8 million as at December 31, 2019 which is measured at fair value through profit or loss and does not have a fixed repayment date. See "– Financial Position"; and (b) long-term lease liabilities of $0.7 million as at June 30, 2020 and $0.8 million at December 31, 2019, recognized as a consequence of IFRS 16, Leases.

There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at June 30, 2020 and December 31, 2019. Our net debt-to-equity was not applicable as we had a net cash balance as at June 30, 2020 and December 31, 2019.

The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:

	June 30,	December 31,
	2020	2019
	(In thousands, except ratio amounts)
Long-term debt, less current portion(1)	$37,245	$35,418
Shareholders' equity	359,120	353,612
Long-term debt-to-equity ratio	0.10	0.10

Note:

(1)	See note in the table immediately above.

During the first half of 2020, our strategy, which remained unchanged from the same period of 2019, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.10 as at June 30, 2020 and December 31, 2019.

Cash Flows

Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position and long-term debt below for further information.

Our business can be cyclical and our cash flows can vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.

Working capital levels fluctuate throughout the year and are affected by the level of our operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and expected cash flows from operations to meet our working capital and other requirements as well as unexpected cash demands.

The following table presents a summary of cash flows for each of the periods indicated:

	Six Months Ended
	June 30,
	2020	2019
	(In thousands)
Cash flows used in operating activities	$(4,303)	$(6,636)
Cash flows (used in) provided by investing activities	(1,928)	154
Cash flows used in financing activities	(244)	(560)
Exchange rate effect on cash	2,970	(2,535)
Decrease in cash	(3,505)	(9,577)

Cash Flows from Operating Activities

Operating activities used cash of $4.3 million in the six months ended June 30, 2020, compared to $6.6 million in the same period of 2019. An increase in receivables used cash of $16.2 million in the six months ended June 30, 2020, compared to $0.5 million in the same period of 2019. An increase in account payables and accrued expenses provided cash of $6.2 million in the six months ended June 30, 2020, compared to $1.3 million in the same period of 2019. A sale of investment property provided cash of $4.8 million in the six months ended June 30, 2020, compared to $nil in the same period of 2019. An increase in short-term securities used cash of $1.2 million in the six months ended June 30, 2020, compared to $nil in the same period of 2019. A decrease in inventories provided cash of $0.1 million in the six months ended June 30, 2020, compared to $2.8 million in the same period of 2019. An increase in deposits, prepaid and other used cash of $0.1 million in the six months ended June 30, 2020, compared to $0.8 million in the same period of 2019. An increase in assets held for sale used cash of $nil in the six months ended June 30, 2020, compared to $3.4 million in the same period of 2019.

Cash Flows from Investing Activities

Investing activities used cash of $1.9 million in the six months ended June 30, 2020, compared to providing cash of $0.2 million in the same period of 2019. An increase in loan advances used cash of $1.2 million in the six months ended June 30, 2020, compared to $nil in the same period of 2019. In the six months ended June 30, 2020, a disposition of a subsidiary, net of cash disposed of, used cash of $0.9 million, compared to $2,000 in the same period of 2019. In the six months ended June 30, 2020, purchases of property, plant and equipment, net of sales, used cash of $0.1 million, compared to sales of property, plant and equipment, net of purchases, providing cash of $40,000 in the same period of 2019.

Cash Flows from Financing Activities

Cash used in financing activities was $0.2 million in the six months ended June 30, 2020, compared to $0.6 million in the same period of 2019. A reduction in finance lease liabilities used cash of $0.2 million in the six months ended June 30, 2020, compared to $0.6 million in the same period of 2019.

Financial Position

The following table sets out our selected financial information as at the dates indicated:

	June 30,	December 31,
	2020	2019
	(In thousands)
Cash	$74,769	$78,274
Short-term securities	17,557	14,174
Trade receivables	4,350	4,158
Tax receivables, current portion	301	188
Other receivables	24,767	8,104
Inventories	2,340	2,388
Restricted cash	48	85
Deposits, prepaid and other	1,214	1,124
Total current assets	125,346	108,495
Working capital	101,212	88,606
Total assets	511,498	503,349

Account payables and accrued expenses	23,335	19,161
Income tax liabilities	799	728
Total current liabilities	24,134	19,889
Bonds payable, long-term	37,245	35,418
Loan payable, long-term	5,231	4,769
Decommissioning obligations, long-term	14,648	15,018
Deferred income tax liabilities	62,604	65,307
Total liabilities	144,609	141,335
Shareholders' equity	359,120	353,612

We maintain an adequate level of liquidity, with a portion of our assets held in cash and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use liquidity for our own proprietary trading and investing activities.

As at June 30, 2020, cash decreased to $74.8 million from $78.3 million as at December 31, 2019.

We had short-term securities of $17.6 million as at June 30, 2020 and $14.2 million as at December 31, 2019, mainly comprised of government and other securities at the Bank.

Trade receivables and other receivables were $4.4 million and $24.8 million, respectively, as at June 30, 2020, compared to $4.2 million and $8.1 million, respectively, as at December 31, 2019. Included in other receivables were receivables of $5.1 million related to our iron ore royalty interest. Other receivables included an indemnification asset of $6.7 million, a loan of $0.9 million and aggregate current receivables of $8.8 million as at June 30, 2020 from a related party. See "Transactions with Related Parties" for further information.

Inventories slightly decreased to $2.3 million as at June 30, 2020, from $2.4 million as at December 31, 2019.

Deposits, prepaid and other assets were $1.2 million as at June 30, 2020, compared to $1.1 million as at December 31, 2019.

Current tax receivables, consisting primarily of refundable value-added taxes, were $0.3 million as at June 30, 2020 and $0.2 million as at December 31, 2019.

Account payables and accrued expenses were $23.3 million as at June 30, 2020, compared to $19.2 million as at December 31, 2019.

We had deferred income tax liabilities of $62.6 million as at June 30, 2020, compared to $65.3 million as at December 31, 2019.

We had bonds payable of $37.2 million as at June 30, 2020, compared to $35.4 million as at December 31, 2019.

We had a non-interest bearing loan payable, which is measured at fair value through profit or loss, of $5.2 million as at June 30, 2020, compared to $4.8 million as at December 31, 2019. The loan does not have a fixed repayment date and the estimated fair value has been determined using a discount rate for similar instruments. Please see Note 27 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

As at June 30, 2020, we had long-term decommissioning obligations of $14.6 million relating to our existing hydrocarbon properties, which will be funded through cash flows from such interests over their operating lives, compared to $15.0 million as at December 31, 2019.

Long-Term Debt

As at June 30, 2020, we had long-term bonds payable of $37.2 million, compared to $35.4 million as at December 31, 2019. In August 2019, our subsidiary Merkanti Holding plc completed a public issue of bonds with an aggregate nominal amount of €25.0 million. The bonds are redeemable in August 2026, with interest payable in August each year at a nominal interest rate of 4.00% (or an effective interest rate at 4.41%) and secured by our investment property and real estate held for sale. To the extent that any sales of these properties, in whole or in part, cause the security to fall below a certain ratio, proceeds of said sale, up to an amount of the collateral shortfall, are required to be placed as cash collateral with the bondholder trustee until maturity.

Future Liquidity

We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Our consolidated financial results are subject to foreign currency exchange rate fluctuations.

Our presentation currency is the Canadian dollar. We translate subsidiaries' assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenue is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.

In the six months ended June 30, 2020, we reported a net $6.9 million currency translation adjustment gain under other comprehensive income within equity. This compared to a net loss of $10.0 million in the same period of 2019. This currency translation adjustment does not affect our profit and loss statement until the disposal of a foreign operation.

Contractual Obligations

The following table sets out our obligations and commitments including contractual obligations, bonds payable and loan payable held at fair value as at December 31, 2019.

	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Lease liabilities	$413	$478	$421	$-	$1,312
Bonds payable	1,458	2,916	2,916	39,374	46,664
Loan payable(3)	-	-	-	4,769	4,769
Total	$1,871	$3,394	$3,337	$44,143	$52,745

Notes:

(1)	Includes principal and interest.
(2)	This table does not include non-financial instrument liabilities and guarantees.
(3)	Consists of a US dollar loan payable to a former subsidiary, which is interest free, does not have a fixed maturity date and is measured at fair value through profit or loss. The undiscounted contractual amount due to former subsidiary out of surplus cash of the applicable subsidiary note holder is $54.6 million (US$42.1 million). The payment amount disclosed here represents its fair value as at December 31, 2019. Inclusive of the undiscounted contractual amount due, total contractual obligations at December 31, 2019 are $54.6 million. The actual repayment may be materially different from the amount disclosed herein. See "– Financial Position" for further information.

Risk Management

Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

Inflation

We do not believe that inflation has had a material impact on our revenue or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 2 to our audited consolidated financial statements for the year ended December 31, 2019, for a discussion of the significant accounting policies.

In the process of applying our accounting policies, management makes various judgments and estimates that can significantly affect the amounts it recognizes in the consolidated financial statements. The following is a description of the critical judgments and estimates that management has made in the process of applying our accounting policies and that have the most significant effects on the amounts recognized in the consolidated financial statements:

Identification of Cash-generating Units

Our assets are aggregated into cash-generating units, referred to as "CGUs", for the purpose of assessing and calculating impairment, based on their ability to generate largely independent cash flows. The determination of CGUs requires judgment in defining the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs have been determined based on similar geological structure, shared infrastructure, geographical proximity, product type and similar exposure to market risks. In the event facts and circumstances surrounding factors used to determine our CGUs change, we will re-determine the groupings of CGUs. Please see Notes 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

Impairment and Reversals of Impairment on Non-Financial Assets

The carrying amounts of our non-financial assets, other than deferred tax assets, are reviewed at the end of each reporting period to determine whether there is an indication of impairment or reversal of previously recorded impairment. If such indication exists, the recoverable amount is estimated.

Determining whether there are any indications of impairment or impairment reversals requires significant judgment of external factors, such as an extended change in prices or margins for hydrocarbon commodities or refined products, a significant change in an asset's market value, a significant revision of estimated volumes, revision of future development costs, a change in the entity's market capitalization or significant changes in the technological, market, economic or legal environment that would have an impact on our CGUs. Given that the calculations for recoverable amounts require the use of estimates and assumptions, including forecasts of commodity prices, market supply and demand, product margins and in the case of our interests in an iron ore mine, power plant and hydrocarbon properties, expected production volumes, it is possible that the assumptions may change, which may impact the estimated life of the CGU and may require a material adjustment to the carrying values of goodwill and non-financial assets.

Impairment losses recognized in prior years are assessed at the end of each reporting period for indications that the impairment has decreased or no longer exists. An impairment loss is reversed only to the extent that the carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

Valuation of Investment Property

Investment properties are included in the consolidated statement of financial position at their market value, unless their fair value cannot be reliably determined at that time. The market value of investment properties is assessed annually by an independent qualified valuer, who is an authorized expert for the valuation of developed and undeveloped land in Germany, after taking into consideration the net income with inputs on realized basic rents, operating costs and damages and defects. The assumptions adopted in the property valuations are based on the market conditions existing at the end of the reporting period, with reference to current market sales prices and the appropriate capitalization rate. Changes in any of these inputs or incorrect assumptions related to any of these items could materially impact these valuations.

Assets Held for Sale and Discontinued Operations

We apply judgment to determine whether an asset (or disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year, or the extension period in certain circumstances, management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets, and the progress towards a sale transaction. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.

A discontinued operation is a component of an entity (which comprises operations and cash flows that can be clearly distinguished, operationally and, for financial reporting purposes, from the rest of the entity) that either has been disposed of or is classified as held for sale. While a component of the entity has distinguished financial data, judgments must be exercised on the presentation of inter-company transactions between components that are presented as discontinued operations and those that are presented as continuing operations. Furthermore, the allocation of income tax expense (recovery) also involves the exercise of judgments as the tax position of continuing operations may have an impact on the tax position of discontinued operations, or vice versa. Generally, management determines whether a component is a discontinued operation or not based on the contribution of the component to our net income (loss), net assets, or gross assets. Management does not view revenue as a major factor in determining whether a component is a discontinued operation or not because the revenue factor does not contribute any real economic benefits to us.

Purchase Price Allocations

For every business combination, we measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair values. The determination of fair value required us to make assumptions, estimates and judgments regarding future events, including the profit forecast of the new subsidiary in the future. The allocation process is inherently subjective and impacts the amounts assigned to individual identifiable assets and liabilities, including the fair value of long-lived assets, the recognition and measurement of any unrecorded intangible assets and/or contingencies and the final determination of the amount of goodwill or bargain purchase. The inputs to the exercise of judgments include legal, contractual, business and economic factors. As a result, the purchase price allocation impacts our reported assets and liabilities and future net earnings due to the impact on future depreciation, depletion and amortization and impairment tests.

Credit Losses and Impairment of Receivables

We apply credit risk assessment and valuation methods to our trade and other receivables under IFRS 9, Financial Instruments, which establishes a single forward-looking expected loss impairment model.

We measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition. The objective of the impairment requirements is to recognize lifetime expected credit losses for all financial instruments for which there have been significant increases in credit risk since initial recognition – whether assessed on an individual or collective basis – considering all reasonable and supportable information, including that which is forward-looking.

At each reporting date, our management assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, management uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, management compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

Allowance for credit losses is maintained at an amount considered adequate to absorb the expected credit losses. Such allowance for credit losses reflects our management's best estimate of changes in the credit risk on our financial instruments and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, particularly on a looking-forward basis; which involves a significant degree of judgment and a high level of estimation uncertainty. The input factors include the assessment of the credit risk of our financial instruments, legal rights and obligations under all the contracts and the expected future cash flows from the financial instruments, which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the financial assets. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term and could result in a significant change to a recognized allowance.

Interests in Resource Properties and Reserve Estimates

We had interests in resource properties mainly comprised of an interest in an iron ore mine, and to a lesser extent, hydrocarbon properties, with an aggregate carrying amount of $265.6 million as at June 30, 2020.

Estimation of reported recoverable quantities of proved and probable reserves include judgmental assumptions regarding production profile, prices of products produced, exchange rates, remediation costs, timing and amount of future development costs and production, transportation and marketing costs for future cash flows. It also requires interpretation of geological and geophysical models and anticipated recoveries. The economical, geological and technical factors used to estimate reserves may change from period to period. Changes in reported reserves can impact the carrying amounts of our interests in resource properties and/or related property, plant and equipment, the recognition of impairment losses and reversal of impairment losses, the calculation of depletion and depreciation, the provision for decommissioning obligations and the recognition of deferred income tax assets or liabilities due to changes in expected future cash flows. The recoverable quantities of reserves and estimated cash flows from our hydrocarbon interests are independently evaluated by reserve engineers at least annually. In 2019, we did not recognize any impairment in respect of our interests in resource properties.

Our hydrocarbon reserves represent the estimated quantities of petroleum, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be economically recoverable in future years from known reservoirs and which are considered commercially producible. Such reserves may be considered commercially producible if management has the intention of developing and producing them and such intention is based upon: (a) a reasonable assessment of the future economics of such production; (b) a reasonable expectation that there is a market for all or substantially all the expected hydrocarbon production; and (c) evidence that the necessary production, transmission and transportation facilities are available or can be made available. Reserves may only be considered proven and probable if producibility is supported by either production or conclusive formation tests.

Included in interests in resource properties as at June 30, 2020, were exploration and evaluation assets with an aggregate carrying amount of $17.0 million. Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount and upon reclassification to hydrocarbon development and production assets. If such indicators exist, impairment, if any, is determined by comparing the carrying amounts to the recoverable amounts. The measurement of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans and future revenue and costs expected from the asset, if any.

Please see Note 13 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

Impairment of Other Non-Financial Assets

We had property, plant and equipment aggregating $55.5 million as at June 30, 2020, consisting mainly of a power plant and a natural gas processing facility. Impairment of our non-financial assets is evaluated at the CGU level. In testing for impairment, the recoverable amounts of the Company's CGUs are determined as the higher of their values in use and fair values less costs of disposal. In the absence of quoted market prices, the recoverable amount is based on estimates of future production rates, future product selling prices and costs, discount rates and other relevant assumptions. Increases in future costs and/or decreases in estimates of future production rates and product selling prices may result in a write-down of our property, plant and equipment. Please see Note 12 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

Taxation

We are subject to tax in a number of jurisdictions and judgment is required in determining the worldwide provision for income taxes. Deferred income taxes are recognized for temporary differences using the liability method, with deferred income tax liabilities generally being provided for in full (except for taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future) and deferred income tax assets being recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Our operations and organization structures are complex, and related tax interpretations, regulations and legislation are continually changing. The income tax filings of the companies in our group are subject to audit by taxation authorities in numerous jurisdictions. There are audits in progress and items under review, some of which may increase our income tax liabilities. In addition, the companies have filed appeals and have disputed certain issues. While the results of these items cannot be ascertained at this time, we believe that we have an adequate provision for income taxes based on available information.

We recognized deferred income tax assets of $10.5 million as at June 30, 2020. In assessing the realizability of deferred income tax assets, our management considers whether it is probable that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible or before tax loss and tax credit carry-forwards expire. Our management considers the future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior years and tax planning strategies in making this assessment. Unrecognized deferred income tax assets are reassessed at the end of each reporting period.

We provide for future income tax liabilities in respect of uncertain tax positions where additional income tax may become payable in future periods and such provisions are based on our management's assessment of exposure. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries and branches where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional income tax liabilities.

Contingencies

Pursuant to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, we do not recognize a contingent liability. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If it becomes probable that an outflow of future economic benefits will be required for an item previously accounted for as a contingent liability, an accrual or a provision is recognized in the consolidated financial statements in the period in which the change in probability occurs. See Note 24 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

New Standards and Interpretations Adopted and Not Yet Adopted

In October 2018, the IASB issued amendments to its definition of material to make it easier for companies to make materiality judgements. The updated definition amends IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and how it should be applied and ensure that the definition of material is applied consistently across all IFRS Standards. The new definition is "information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity". The changes are effective from January 1, 2020 on a prospectively basis.

In October 2018, the IASB amended IFRS 3, Business Combinations ("IFRS 3"), to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized).

In May 2020, the IASB issued "Covid-19-Related Rent Concessions (Amendment to IFRS 16)" amending the standard to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. For lessees, this is an optional practical expedient to be applied consistently to all COVID-19 related rent concessions that meet certain conditions. The practical expedient is not available to lessors. The amendments are effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. Application is also permitted in financial statements of earlier periods not yet authorized for issue at May 28, 2020 and management chose to apply the amendments for the reporting period immediately upon the issue date of the amendments.

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) defer the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued further amendments to IFRS 3 which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exceptions to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of a liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies ("IFRIC 21"), the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard.

Transactions with Related Parties

In the normal course of operations, we enter into transactions with related parties, which include affiliates in which we have a significant equity interest (10% or more) or have the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company's publicly traded securities or the bonds of a subsidiary.

	Six Months Ended
	June 30,
	2020	2019
	(In thousands)
Fee income	$9	$-
Interest income	75	4
Royalty expenses	(323)	-
Fee expenses	(2)	-
Credit losses on corporate guarantees	-	(3,134)
Expected credit loss allowance	(8)	-
Reimbursements of general and administrative expenses, at cost	(514)	(241)

From time to time we have entered into arrangements with a company owned by our Chairman to assist us to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for our ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by our Chairman or the company controlled by him. Pursuant to this arrangement, as at June 30, 2020, we held: (i) an indemnification asset of $6.7 million relating to a secured indemnity provided by such company to a subsidiary of ours to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of our subsidiaries and a former subsidiary that was put into dissolution by us in 2019; (ii) a loan receivable from such company of $0.9 million, bearing interest at 6.3%, which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for our benefit; (iii) aggregate current receivables of $8.8 million; and (iv) had aggregate current payables of $4.5 million.

In addition, pursuant to this arrangement, during the six months ended June 30, 2020, we: (i) reimbursed such company $0.5 million (as set forth in the table above) at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, we had royalty expenses of $0.3 million in the six months ended June 30, 2020 that were payable to a company in which we hold a minority interest and that is a subsidiary of the operator of the underlying mine.

During the six months ended June 30, 2019, we recognized credit losses of $3.1 million on corporate guarantees issued to certain trading partners of a former subsidiary prior to its disposition during 2019. Such credit losses were reversed in the six months ended June 30, 2020.

Financial and Other Instruments

We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management's perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

Please refer to Note 27 of our audited consolidated financial statements for the year ended December 31, 2019, for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2019.

Outstanding Share Data

Our share capital consists of US$450,000 divided into 300,000,000 Common Shares and 150,000,000 preference shares divided into US$0.001 par value each. Our Common Shares are listed on the New York Stock Exchange under the ticker symbol "SRL". As of December 21, 2020, we had 12,554,801 Common Shares, 426,000 stock options and no share purchase warrants issued and outstanding.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as "NI 52-109", as at June 30, 2020. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS.

Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013).

There were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting has inherent limitations and is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Legal Proceedings

We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including audits and reassessments including relating to our former affiliates, and litigation related thereto.

One of our subsidiaries is disputing certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and has appealed these matters locally. Management believes that it is more likely than not that it will be successful in this appeal, however the timing is unknown. The total amount of the assessments is $3.9 million of which $1.3 million has been paid in dispute. The amount that has been paid has been written off due to management's expectations of probability of recovery.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the group in the amount of approximately $67.0 million (€43.8 million). We believe that such claim is without merit and intend to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on our financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to the outcome.

Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current evaluations are materially incorrect or if we are unable to resolve any of these matters favourably, there may be a material adverse impact on our financial performance, cash flows or results of operations. Please see Note 24 to our audited consolidated financial statements for the year ended December 31, 2019 for further information.

Risk Factors

Statements in this report that are not reported financial results or other historical information are "forward-looking statements" within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as "anticipate", "could", "project", "should", "expect", "seek", "may", "intend", "likely", "will", "plan", "estimate", "believe" and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this "forward-looking" character.

There are a number of important factors, many of which are beyond our control, that could harm our business, operating or financial condition or that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors include, but are not limited to, the following:

-	our financial results may fluctuate substantially from period to period;

-	a weakening of the global economy, including capital and credit markets, could adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources;

-	we are subject to global economic, market and business risks with respect to the current COVID-19 pandemic;

-	our business is highly competitive;

-	the Cayman Islands was added by the European Council to the European Union's list of non-cooperative jurisdictions for tax purposes. Though it was recently removed such list in October 2020, this could cause our clients, customers and other counterparties to lose confidence in the Cayman Islands as a financial centre and impact their willingness to conduct business with us;

-	if we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected;

-	our earnings and, therefore, our profitability may be affected by price volatility in our various products;

-	we may face a lack of suitable acquisition, merger or other proprietary investment candidates, which may limit our growth;

-	the operation of the iron ore mine underlying our royalty interest is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator's failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition;

-	our activities are subject to counterparty risks associated with the performance of obligations by our counterparties;

-	we are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow;

-	our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition;

-	if the fair values of our long-lived assets or their recoverable amounts fall below our carrying values, we would be required to record non-cash impairment losses that could have a material impact on our results of operations;

-	derivative transactions may expose us to unexpected risk and potential losses;

-	the operations of our banking subsidiary are subject to regulation, which could adversely affect our business and operations;

-	any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations;

-	fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition;

-	some of our operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations;

-	limitations on our access to capital could impair our liquidity and our ability to conduct our business;

-	we may substantially increase our debt in the future;

-	as a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow;

-	we are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation;

-	we rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business;

-	we conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities;

-	our hydrocarbon and related operations are subject to inherent risks and hazards;

-	future environmental and reclamation obligations respecting our resource properties and interests may be material;

-	strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business;

-	tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments;

-	restrictions on the remittance of Renminbi into and out of China and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment;

-	failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business;

-	investors' interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities;

-	certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares; and

-	investors may face difficulties in protecting their interests, and their ability to protect their rights through United States courts may be limited, because we are incorporated under Cayman Islands law.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Scully Royalty Ltd.'s auditors have not reviewed the unaudited financial statements for the period ended June 30, 2020.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the accompanying interim condensed consolidated statements of financial position of Scully Royalty Ltd. as at June 30, 2020 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the six months ended June 30, 2020 is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of Scully Royalty Ltd.

The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Canadian Dollars in Thousands)

	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash	$74,769	$78,274
Securities	17,557	14,174
Trade receivables	4,350	4,158
Tax receivables	301	188
Other receivables	24,767	8,104
Inventories	2,340	2,388
Restricted cash	48	85
Deposits, prepaid and other	1,214	1,124
Total current assets	125,346	108,495
Non-current Assets
Securities	4,112	3,809
Loan receivable	1,213	-
Real estate held for sale	13,686	13,040
Investment property	35,461	38,205
Property, plant and equipment	55,526	55,413
Interests in resource properties	265,631	270,070
Deferred income tax assets	10,523	14,295
Other	-	22
Total non-current assets	386,152	394,854
	$511,498	$503,349
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	$23,335	$19,161
Income tax liabilities	799	728
Total current liabilities	24,134	19,889
Long-term Liabilities
Bonds payable	37,245	35,418
Loan payable	5,231	4,769
Decommissioning obligations	14,648	15,018
Deferred income tax liabilities	62,604	65,307
Other	747	934
Total long-term liabilities	120,475	121,446
Total liabilities	144,609	141,335
Equity
Capital stock, fully paid	16	16
Additional paid-in capital	312,471	312,471
Treasury stock	(2,643)	(2,643)
Contributed surplus	16,627	16,627
Retained earnings	(59)	1,009
Accumulated other comprehensive income	32,708	26,132
Shareholders' equity	359,120	353,612
Non-controlling interests	7,769	8,402
Total equity	366,889	362,014
	$511,498	$503,349

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

(Canadian Dollars in Thousands, Except Per Share Amounts)

	2020	2019
Revenue	$30,219	$66,498

Costs and expenses:
Costs of sales and services	15,450	73,141
Selling, general and administrative	10,320	11,784
Finance costs	1,000	380
Exchange differences on foreign currency transactions, net loss (gain)	1,048	(2,424)
	27,818	82,881

Income (loss) before income taxes	2,401	(16,383)
Income tax (expense) recovery:
Income taxes	(1,298)	58
Resource property revenue taxes	(2,127)	-
	(3,425)	58
Net loss for the period	(1,024)	(16,325)
Net income attributable to non-controlling interests	(44)	(81)
Net loss attributable to owners of the parent company	$(1,068)	$(16,406)

Loss per share
Basic	$(0.09)	$(1.31)
Diluted	(0.09)	(1.31)

Weighted average number of common shares outstanding
— basic	12,554,801	12,534,801
— diluted	12,554,801	12,534,801

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

(Canadian Dollars in Thousands)

	2020	2019
Net loss for the period	$(1,024)	$(16,325)
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to profit or loss
Exchange differences arising from translating financial statements of foreign operations	6,681	(8,891)
Reclassification adjustment for exchange differences to statement of operations for subsidiaries disposed	215	(1,082)
Net exchange difference	6,896	(9,973)
Fair value (loss) gain on securities at fair value through other comprehensive income	(4)	1
Reclassification of reversal of impairment charge to statement of operations	(3)	-
Net fair value (loss) gain on securities at fair value through other comprehensive income	(7)	1
	6,889	(9,972)
Total comprehensive income (loss) for the period	5,865	(26,297)
Comprehensive (income) loss attributable to non-controlling interests	(357)	183
Comprehensive income (loss) attributable to owners of the parent company	$5,508	$(26,114)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

(Canadian Dollars in Thousands)

	Capital Stock		Treasury Stock		Contributed Surplus		Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Retained Earnings (Deficit)	Securities at Fair Value Through Other Comprehensive Income	Currency Translation Adjustment	Shareholders' Equity	Non-controlling Interests	Total Equity
Balance at December 31, 2019	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$1,009	$(145)	$26,277	$353,612	$8,402	$362,014
Net (loss) income	-	-	-	-	-	(1,068)	-	-	(1,068)	44	(1,024)
Dividends paid	-	-	-	-	-	-	-	-	-	(30)	(30)
Disposition of a subsidiary	-	-	-	-	-	-	-	-	-	(960)	(960)
Net fair value loss	-	-	-	-	-	-	(7)	-	(7)	-	(7)
Net exchange differences	-	-	-	-	-	-	-	6,583	6,583	313	6,896
Balance at June 30, 2020	12,620,448	$312,487	(65,647)	$(2,643)	$16,627	$(59)	$(152)	$32,860	$359,120	$7,769	$366,889

Balance at December 31, 2018	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$19,333	$(141)	$40,944	$386,376	$8,030	$394,406
Net (loss) income	-	-	-	-	-	(16,406)	-	-	(16,406)	81	(16,325)
Net fair value gain	-	-	-	-	-	-	1	-	1	-	1
Net exchange differences	-	-	-	-	-	-	-	(9,709)	(9,709)	(264)	(9,973)
Balance at June 30, 2019	12,600,448	$312,148	(65,647)	$(2,643)	$16,735	$2,927	$(140)	$31,235	$360,262	$7,847	$368,109

Total comprehensive income (loss) for the six months ended June 30:	Owners of the Parent Company	Non-controlling Interests	Total
2020	$5,508	$357	$5,865
2019	$(26,114)	$(183)	$(26,297)

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

(Canadian Dollars in Thousands)

	2020	2019
Cash flows from operating activities:
Net loss for the period	$(1,024)	$(16,325)
Adjustments for:
Amortization, depreciation and depletion	5,787	3,332
Exchange differences on foreign currency transactions	1,048	(2,424)
Gain on short-term securities, net	(1,832)	(110)
Gain on dispositions of subsidiaries	(88)	(1,773)
Deferred income taxes	988	(298)
Market value increase on commodity inventories	-	(44)
Interest accretion	110	98
Change in fair value of a loan payable measured at FVTPL	227	245
Change in fair values of real estate held for sale and investment property	-	(3,111)
(Reversal of) credit losses, net	(3,102)	12,531
Write-downs of inventories	-	1,776
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term securities	(1,233)	-
Receivables	(16,231)	(512)
Restricted cash	63	271
Inventories	83	2,833
Deposits, prepaid and other	(66)	(825)
Investment property	4,750	-
Assets held for sale	-	(3,358)
Account payables and accrued expenses	6,239	1,288
Income tax liabilities	311	32
Other	(333)	(262)
Cash flows used in operating activities	(4,303)	(6,636)
Cash flows from investing activities:
(Purchases) sales of property, plant and equipment, net	(88)	40
Loan advances	(1,187)	-
Dispositions of subsidiaries, net of cash disposed of	(873)	(2)
Other	220	116
Cash flows (used in) provided by investing activities	(1,928)	154
Cash flows from financing activities:
Reduction in lease liabilities	(214)	(560)
Dividends paid to non-controlling interests	(30)	-
Cash flows used in financing activities	(244)	(560)
Exchange rate effect on cash	2,970	(2,535)
Decrease in cash	(3,505)	(9,577)
Cash, beginning of period	78,274	67,760
Cash, end of period	$74,769	$58,183

The accompanying notes are an integral part of these condensed consolidated financial statements.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020

(Unaudited)

Note 1. Nature of Business

Scully Royalty Ltd. ("Scully" or the "Company") is incorporated under the laws of the Cayman Islands. Scully and the entities it controls are collectively known as the "Group" in these condensed consolidated financial statements. The Group is a merchant bank that provides financial services and has an interest in the Scully iron ore mine in Newfoundland & Labrador, Canada. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

Note 2. Basis of Presentation and Significant Accounting Policies

These condensed consolidated financial statements include the accounts of Scully and entities it controls. The presentation currency of these condensed consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts).

This interim financial report has been prepared by Scully in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The Group's interim financial statements for the six months ended June 30, 2020 are in compliance with IAS 34, Interim Financial Reporting ("IAS 34"). Except as indicated in Note 3, the same accounting policies and methods of computation are followed in these interim consolidated financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

In the opinion of Scully, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in Scully 's latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group's merchant banking activities involve seasonality and cyclicality.

Certain comparative amounts in prior period have been reclassified to conform with the current period's presentation.

Note 3. Accounting Policy Developments

Accounting changes for 2020

In October 2018, the IASB issued amendments to its definition of material to make it easier for companies to make materiality judgements. The updated definition amends IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments clarify the definition of material and how it should be applied and ensure that the definition of material is applied consistently across all IFRS Standards. The new definition is "information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity". The changes are effective from January 1, 2020 on a prospectively basis.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020

(Unaudited)

Note 3. Accounting Policy Developments (continued)

In October 2018, the IASB amended IFRS 3, Business Combinations ("IFRS 3"), to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized).

In May 2020, the IASB issued "Covid-19-Related Rent Concessions (Amendment to IFRS 16)" amending the standard to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. For lessees, this is an optional practical expedient to be applied consistently to all COVID-19 related rent concessions that meet certain conditions. The practical expedient is not available to lessors. The amendments are effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. Application is also permitted in financial statements of earlier periods not yet authorized for issue at May 28, 2020 and management chose to apply the amendments for the reporting period immediately upon the issue date of the amendments.

All these changes did not materially impact the Group's consolidated financial statements.

Future accounting changes

In January 2020, the IASB issued the final amendments in Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which affect the presentation of liabilities in the statement of financial position. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The changes in Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) defer the effective date of the January 2020 Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) to annual reporting periods beginning on or after January 1, 2023. Earlier application of the January 2020 amendments is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"). The amendments clarify that for the purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued further amendments to IFRS 3 which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exceptions to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of a liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies ("IFRIC 21"), the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020

(Unaudited)

Note 3. Accounting Policy Developments (continued)

In May 2020, the IASB issued Property, Plant and Equipment—Proceeds before Intended Use, which made amendments to IAS 16, Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard.

Note 4. Business Segment Information

The Group is primarily in the merchant banking business, which includes its iron ore royalty, financial services and other resource interests and other proprietary investments. In addition, the Group owns other merchant banking assets and seeks to invest in businesses or assets whose intrinsic value is not properly reflected. The Group's investing activities are generally not passive. The Group actively seeks investments where its financial expertise and management can add or unlock value.

Effective from 2019, the Group has three separate and independently managed operating subgroups underneath its corporate umbrella. In reporting to management, the Group's operating results are currently categorized into the following operating segments: Royalty, Industrial, Merchant Banking, and All Other segments which include corporate activities.

Basis of Presentation

In reporting segments, certain of the Group's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (a) the nature of the products and services; (b) the methods of distribution; and (c) the types or classes of customers/clients for the products and services.

The Group's Royalty segment includes an interest in the Scully iron ore mine in Wabush, Newfoundland & Labrador, Canada. The Group's Industrial segment includes multiple projects in resources and services around the globe. It seeks opportunities to benefit from long-term industrial and services assets, including natural gas, with a focus on East Asia. The Group's Merchant Banking segment has a subsidiary with its bonds listed on the Malta Stock Exchange and comprises regulated merchant banking with a focus on Europe and South America. In addition, the Merchant Banking segment owns two industrial real estate parks.

The All Other segment includes the Group's corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group's: (a) reported revenue; (b) net income; or (c) total assets.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 2B to the Company's audited consolidated financial statements for the year ended December 31, 2019. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group's reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenue and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments; (d) all intercompany investments, receivables and payables are eliminated in the determination of each segment's assets and liabilities; (e) deferred income tax assets and liabilities are not allocated; and (f) gains or losses on dispositions of subsidiaries which includes reclassification of realized cumulative translation adjustments from equity to profit or loss on disposals of subsidiaries, write-offs of intercompany accounts, changes in intercompany account balances and cash used (received) in acquisition (disposition) of a subsidiary are allocated to corporate and included within the Group's All Other segment.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020

(Unaudited)

Note 4. Business Segment Information (continued)

Segment Operating Results

	Six Months ended June 30, 2020
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$11,679	$8,508	$10,032	$-	$30,219
Intersegment sale	-	26	859	-	885
Interest expense	-	64	919	17	1,000
Income (loss) before income taxes	7,913	(1,205)	(241)	(4,066)	2,401

	Six Months ended June 30, 2019 (Restated)
	Royalty	Industrial	Merchant Banking	All Other	Total
Revenue from external customers	$-	$63,291	$3,185	$22	$66,498
Intersegment sale	-	6	1,565	892	2,463
Interest expense	-	161	18	15	194
(Loss) income before income taxes	(4)	(8,141)	3,333	(11,571)	(16,383)

Note 5. Capital Stock

The authorized share capital of Scully consists of US$450,000 divided into 300,000,000 common shares of US$0.001 par value per share and 150,000,000 preference shares divided into US$0.001 par value per share.

As at June 30, 2020, there are 12,554,801 Common Shares issued and outstanding.

All the Company's treasury stock is held by the Company itself.

Note 6. Condensed Consolidated Statements of Operations

Revenues

The Group's revenue comprised:

Six months ended June 30:	2020	2019
Merchant banking products and services	$19,306	$60,328
Interest	255	704
Gain on securities, net	1,832	117
Other, including medical and real estate sectors	8,826	5,349
Revenue	$30,219	$66,498

During the six months ended June 30, 2020, royalty revenue (which is included in merchant banking products and services) from an iron mine operator represented approximately 38% of total revenue (2019: none).

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020

(Unaudited)

Note 6. Condensed Consolidated Statements of Operations (continued)

Expenses

The Group's costs of sales and services comprised:

Six months ended June 30:	2020	2019
Merchant banking products and services	$11,564	$60,874
(Reversal of) credit losses, net	(3,102)	12,531
Market value increase on commodity inventories	-	(44)
Gain on derivative contracts, net	-	(437)
Write-down of inventories	-	1,776
Gain on subsidiaries	(88)	(1,773)
Fair value loss on a loan payable measured at FVTPL	227	245
Other	6,849	(31)
Total costs of sales and services	$15,450	$73,141

Note 7. Loss Per Share

Loss per share data for the six months ended June 30 is summarized as follows:

Six months ended June 30:	2020	2019
Basic loss attributable to holders of common shares	$(1,068)	$(16,406)
Effect of dilutive securities:	-	-
Diluted loss	$(1,068)	$(16,406)

	Number of Shares
	2020	2019
Weighted average number of common shares outstanding — basic	12,554,801	12,534,801
Effect of dilutive securities:
Options	-	-
Weighted average number of common shares outstanding — diluted	12,554,801	12,534,801

Note 8. Related Party Transactions

In the normal course of operations, the Group enters into transactions with related parties, which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence their operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include, among other things, the Company's directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. This section does not include disclosure, if any, respecting open market transactions, whereby a related party acts as an investor of the Company's publicly traded securities or the bonds of a subsidiary.

Six months ended June 30:	2020	2019
Fee income	$9	$-
Interest income	75	4
Royalty expenses	(323)	-
Fee expenses	(2)	-
Credit losses on corporate guarantees	-	(3,134)
Expected credit loss allowance	(8)	-
Reimbursements of general and administrative expenses, at cost	(514)	(241)

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020

(Unaudited)

Note 8. Related Party Transactions (continued)

From time to time the Group has entered into arrangements with a company owned by the Group's Chairman to assist the Group to comply with various local regulations and requirements, including the newly introduced economic substance legislation for offshore jurisdictions, as well as fiscal efficiency. These arrangements are utilized to aid in the divestment of financially or otherwise distressed or insolvent assets or businesses that are determined to be unsuitable for the Group's ongoing operations. These arrangements are implemented at cost and no economic benefit is received by, or accrued, by the Group's Chairman or the company controlled by him. Pursuant to this arrangement, as at June 30, 2020, the Group held: (i) an indemnification asset of $6,680 relating to a secured indemnity provided by such company to a subsidiary of the Group to comply with local regulations and requirements, in an amount equal to the amount advanced to it, for certain short-term intercompany balances involving certain of the Group's subsidiaries and a former subsidiary that was put into dissolution by the Group in 2019; (ii) a loan receivable from such company of $863, bearing interest at 6.3%, which was made in the year ended December 31, 2019 in order to facilitate the acquisition of securities for the Group's benefit; (iii) aggregate current receivables of $8,781; and (iv) had aggregate current payables of $4,510.

In addition, pursuant to this arrangement, during the six months ended June 30, 2020, the Group: (i) reimbursed such company $514 (as set forth in the table above) at cost for expenses, primarily consisting of employee benefits and lease and office expenses.

As set forth in the table above, the Group had royalty expenses of $323 in the six months ended June 30, 2020 that were payable to a company in which it holds a minority interest and that is a subsidiary of the operator of the underlying mine.

During the six months ended June 30, 2019, the Group recognized credit losses of $3,134 on corporate guarantees issued to certain trading partners of a former subsidiary prior to its disposition during 2019. Such credit losses were reversed in the six months ended June 30, 2020.

Note 9. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation

The Group is subject to routine litigation incidental to its business and is named from time to time as a defendant and is a plaintiff from time to time in various legal actions arising in connection with its activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of the Group's operations, various legal and tax matters are outstanding from time to time, including periodic audit by various tax authorities.

One of the Group's subsidiaries is disputing certain assessments by the relevant tax authorities related to expatriate staff payroll tax, and the Group has appealed these matters locally. Management believes that it is more likely than not that it will be successful in this appeal, however the timing is unknown. The total amount of the assessments is $3,891 of which $1,312 has been paid in dispute. The amount that has been paid has been written off due to management's expectations of probability of recovery.

The Company and certain subsidiaries have been named as defendants in a legal action relating to an alleged guarantee of the former parent of the Group in the amount of approximately $67,036 (€43,800). The Group believes that such claim is without merit and intends to vigorously defend such claim. Currently, based upon the information available to management, management does not believe that there will be a material adverse effect on the Group's financial condition or results of operations as a result of this action. However, due to the inherent uncertainty of litigation, the Company cannot provide certainty as to the outcome.

Currently, based upon information available, management does not believe any such matters would have a material adverse effect upon the Group's financial condition or results of operations as at June 30, 2020. However, due to the inherent uncertainty of litigation, there cannot be certainty as to the eventual outcome of any case. If management's current assessments are incorrect or if management is unable to resolve any of these matters favorably, there may be a material adverse impact on the Group's financial performance, cash flows or results of operations.

SCULLY ROYALTY LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2020

(Unaudited)

Note 9. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period (continued)

Rights to Subscribe to Shares in Subsidiaries

During 2017, two subsidiaries of the Group entered into agreements with third party employee incentive corporations whereby the latter were granted the rights to buy up to 10% of the share capital of the subsidiaries on a diluted basis at a price to be no less or more than the then existing net tangible asset value. The rights expire in 10 years. Upon the occurrence of a change in control event as defined in the agreements, certain rights to purchase shares in the entities with pre-determined prices were issued in January 2020, exercisable until 2026. Management determined the fair values of the rights to be $nil. The issuance of such rights did not have financial impacts on the assets and liabilities of the Group.

Note 10. Approval of Consolidated Financial Statements

This interim financial report was approved by the Board of Directors and authorized for issue on December 13, 2020.

NEWS RELEASE
Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

Hong Kong (December 22, 2020) . . . Scully Royalty Ltd. (the "Company") (NYSE: SRL) announces that it has issued its results for the six months ended June 30, 2020 (the "Half-Year Report"), a copy of which has been furnished in a Form 6-K that is available under the Company's profile at www.sec.gov.

All Stakeholders are encouraged to:

•	read the entire Half-Year Report, which includes the Company's unaudited financial statements and management's discussion and analysis for the period, for a greater understanding of the Company's business and operations; and

•	direct any questions regarding the information in the Half-Year Report to the Company's North American toll free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with senior management.

Shareholders may request a hard copy of the Half-Year Report free of charge, by contacting the Company as set forth above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:  December 22, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter from BDO LLP to the Securities and Exchange Commission, dated December 21, 2020